Magellan Health Services, Inc.

55 Nod Road

Avon, Connecticut 06001

September 2, 2009

VIA EDGAR Correspondence

Jeffrey P. Riedler

Mail Stop 4720

Divisions of Corporation Finance

U.S. Securities and Exchange Commission

100 F St., NE

Washington, DC 20549

Re:	Magellan Health Services, Inc.

Form 10-K for the Year Ended December 31, 2008

Filed February 27, 2009

Definitive Proxy Statement for May 19, 2009 Annual Meeting

Filed April 8, 2009
File No. 001-06639

Dear Mr. Riedler:

Reference is made to your comment letter dated August 20, 2009 (the “August 20 Letter”), with respect to the Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) and the Definitive Proxy Statement for the May 19, 2009 Annual Meeting of Stockholders (“2009 Proxy Statement), in each case, of Magellan Health Services, Inc. (the “Company”). On behalf of the Company, set forth below we repeat each numbered Staff comment contained in the August 20 Letter and follow each with the Company’s response. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the 2008 Form 10-K or the 2009 Proxy Statement, as the case may be.

DEF 14A

Executive Compensation

Compensation Discussion and Analysis, page 21

1.     Staff Comment

Please provide proposed disclosure to be included in your 2009 proxy statement identifying the “broad-based market surveys” used in the compilation provided to the compensation committee by Steven Hall & Partners. To the extent any of the “market survey data” which is summarized in the compilation can be identified as well, please include such names or the nature of the information included in the summaries. Also, please note that the committee reviews the public filings of the identified comparable companies in its compensation deliberations.

Company Response

The disclosure below is intended to serve as a general representation of how the Company expects to comply with the Staff’s comment in its Definitive Proxy Statement for the 2010 Annual Meeting of Stockholders (“2010 Proxy Statement”):

Proposed Disclosure

“Because we have few similar peer companies with which we compete, the committee annually instructs the compensation consultants to perform a broad multi-industry market analysis and develop competitive market data to support compensation decisions regarding our Named Executive Officers, other executive officers and key employees. With respect to compensation decisions taken in 2009, Steven Hall & Partners compiled broad-based market surveys confidentially completed by hundreds of companies and provided the committee with a proprietary statistical summary of this information, presented in chart form. This summary information consists of marketplace consensus median and 75th percentile amounts for certain elements of compensation (e.g., base salary, total cash compensation, and total remuneration) for an executive officer position comparable to that of each of the Company’s Named Executive Officers. The committee uses such information for the general purpose of understanding compensation practices when making compensation decisions, and for helping to judge the reasonableness of its compensation recommendations. The committee also reviewed for this purpose the public filings of the following comparable companies: AmeriGroup Corporation, Centene Corporation and Coventry Health Care, Inc.”

2.     Staff Comment

We note your statement in response to prior comment 5, “The Company further advises the Staff that all references to individual performance ‘targets’ or ‘goals’ . . . relate to qualitative/subjective criteria of a nature permitted to be omitted from the 2009 proxy statement pursuant to SEC Staff Regulation S-K CDI Q.118.04 (July 3, 2008).  The committee’s evaluation of individual performance is not tied to a mathematical formula measuring achievement of qualitative criteria but rather is a subjective evaluation of overall performance.”

We advise you that the referenced CD&I requires that you provide an analysis regarding the materiality of the requested information and the competitive harm that would result from its disclosure.  We further advise you that in evaluating executive compensation disclosure we consider information regarding individual performance targets and goals material to an understanding of the process undertaken by the company in making compensation decisions.  We are generally only willing to grant confidential treatment

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for executive compensation information if you can demonstrate how the disclosure of this information will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information.  Please provide us with a detailed analysis identifying the corporate and individual goals and targets and demonstrating how the disclosure of this information could be harmful to your company.  Alternatively, provide us with proposed disclosure relating to the specific elements and criteria your CEO and compensation committee will consider when determining compensation for 2009.  Your discussion should clarify that the committee’s evaluation of individual performance is not tied to a mathematical formula measuring achievement but rather is subjective in nature.

To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83.  In order to do this, please file on EDGAR your supplemental response requesting confidential treatment under Rule 83, redacting the information you argue to be confidential.  Please note that only those words, numbers and phrases for which confidentiality is necessary should be redacted.  Further, an unredacted copy of your supplemental response requesting Rule 83 treatment must be mailed directly to the Staff.

Company Response

As discussed in our previous response to Comment 5, the qualitative/ subjective individual performance goals were considered by the committee to evaluate individual performance when making STIP bonus award determinations. The Company has included proposed disclosure below, which is intended to serve as a general representation of how the Company expects to describe such information in its 2010 Proxy Statement. Because it is not possible to predict the identities of the Company’s 2009 Named Executive Officers, for purposes of responding to the Staff’s comment, the Company has assumed that the 2009 Named Executive Officers will be the same as the 2008 Named Executive Officers. The Company has omitted disclosure with respect to Mr. Demilio, who is no longer employed by the Company, Mr. Mantena, who was not entitled to a STIP bonus award under the terms of his employment agreement, and Dr. Lerer, whose STIP bonus award, as described on page 29 of the Company’s 2009 Proxy Statement, was based on the Company meeting or exceeding specified corporate segment profit performance targets.

Proposed Disclosure

“After the end of the year, the committee reviews the Company’s performance in relation to pre-established corporate performance targets, assesses the individual performance based on qualitative performance objectives and the recommendations of the chief executive officer, and determines the amount of individual annual STIP bonus awards. In the case of the Named Executive Officers, these individual performance objectives included the following:

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Mr. Rubin: (i) overall leadership of the Finance and Investor Relations functions; (ii) support acquisition activities; (iii) support cross functional management teams to ensure that pricing, underwriting, and sales strategy are aligned with financial performance targets; (iv) meet budget; and (v) ensure compliance on all regulatory requirements.

Mr. Gregoire: (i) overall leadership of the Legal and Compliance functions; (ii) support review and implementation of acquisitions, customer contracting, and product development; (iii) leadership for all SEC filings and disclosures (iv) leadership of legal support for other corporate and corporate governance matters and overall legal and regulatory compliance; and (v) meet budget.

Ms. Lewis-Clapper: (i) overall leadership of the HR function; (ii) implementation of a new service delivery model (HR Service Center); (iii) meet or exceed service delivery standards; (iv) ensure talent selection, acquisition, and retention capabilities; (iv) support review and implementation of acquisitions; (v) ensure regulatory compliance; and (iv) meet budget.

The committee’s evaluation of individual performance is not tied to a mathematical formula measuring achievement of the qualitative factors described above, but rather is a subjective evaluation of overall performance.”

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If you have any questions or additional comments regarding the foregoing, please call me at 860-507-1906 (Fax: 860-507-1990) or our outside counsel, Howard Dicker (Weil, Gotshal & Manges LLP) at 212 310-8858 (Fax: 212-310-8007).

Very truly yours,

/s/  Daniel N. Gregoire

Daniel N. Gregoire

General Counsel

cc:	Laura Crotty (Division of Corporation Finance)
Howard Dicker (Weil, Gotshal & Manges LLP)

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